May 24, 2021

Christopher R. Bellacicco

Attorney-Adviser

John Kernan

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Tactical Investment Series Trust (the “Trust”) – Response to Additional SEC Comments with regard to the Reorganization of the Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, TFA Quantitative Fund, and TFA Multidimensional Tactical Fund (the “Funds”) on Form N-14 (the “Proxy Statement/Prospectus”)

Dear Messrs. Bellacicco and Kernan:

On April 29, 2021, the Trust filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Proxy Statement/Prospectus and the Trust’s initial response letter dated April 29, 2021 (the “April 29 Letter”). This letter responds to comments that the staff provided on Thursday, May 6, 2021 and Thursday, May 20, 2021 to the Proxy Statement/Prospectus. I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment. Contemporaneously with this letter, which I am submitting to you in a correspondence filing, the Trust is preparing to file a second amendment to the Proxy Statement/Prospectus electronically on EDGAR to address such comments.

General

1.	Comment: Please represent that, as required by Section 14(a) of the Investment Company Act of 1940, the Trust will not publicly offer the Funds’ shares until after the reorganization has been completed or the Trust has a net worth of at least $100,000.

Response: The Trust confirms that it will not publicly offer the Funds’ shares until after the completion of the reorganization.

Letter

2.	Comment: In the response to comment 3, the Trust stated that it had clarified language throughout the Shareholder Letter and Proxy Statement/Prospectus regarding whether each New Fund and the respective Existing Fund have similar or substantially similar fundamental investment policies, principal investment strategies and risks. There are still portions of the Proxy Statement/Prospectus which are not consistent in this area. Please make appropriate changes to the disclosure.

Response: The Trust has updated the disclosure to reflect the Commissions comments.

3.	Comment: With respect to comment 9 in the April 29 Letter, please include hyperlinks as required by the FAST Act Modernization and Simplification of Regulation S-K throughout the Proxy Statement/Prospectus when incorporating a document by reference.

Response: The Registrant has added the requested hyperlinks.

4.	Comment: With respect to comment 18 in the April 29 Letter, please confirm that Exhibit 12, Form of Opinion of Counsel as to tax matters will be filed complete with a date.

Response: The Registrant expects to file the final Opinion of Counsel as to tax matters as an exhibit to a post-effective amendment to the Trust’s Registration Statement on Form N-1A filed after the completion of the Reorganization.

Proxy Statement/Prospectus

5.	Comment: Please confirm supplementally that the fee tables for each Existing Fund and New Fund are current.

Response: The Registrant confirms that the fee tables for each Existing Fund and New Fund are current.

6.	Comment: In the fee table for the Tactical Growth Allocation Fund, please add a footnote to explain why there is no a fee waiver or expense reimbursement shown for the New Fund.

Response: The Registrant has added the following footnote.

(4) The Adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through April 30, 2023, to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any acquired fund fees and expenses, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) will not exceed 1.86% and 2.14% of the average daily net assets attributable to the Class I and Class A shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years from the date on which the waiver or reimbursement occurs, but only if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated only by the Board, on 60 days written notice to the Adviser. During the current fiscal year, the New Fund is not expected to exceed the expense limitation amount, exclusive of acquired fund fees and expenses.

7.	Comment: The expense example for the new TFA Quantitative Fund appears to have a typographical error in the expense amount for Class A shares after 10 years. Please amend the proxy/prospectus, as appropriate, to disclose the correct average annual total return for this class.

Response: The Registrant has updated this information.

8.	Comment: In the comparison of Principal Risk Factors section, for the Tactical Growth Allocation Fund, please explain supplementally why Inverse ETF Risk and Leveraged ETF Risk were not included for the New Fund.

Response: After consulting with the investment adviser and sub-adviser, the Trust has determined that the Tactical Growth Allocation Fund will not principally invest in inverse and leveraged ETFs. While the new fund can invest in such investment companies, it expects to do so on a non-principal basis. Therefore, the Trust removed this risk disclosure from the Principal Risks sections of the new fund’s registration statement.

9.	Comment: In the Principal Investment Strategies portion of the Proxy Statement/Prospectus, consider moving the section “Sub-Advisers and Strategies (for the Allocation Funds)” to separate it from the Tactical Conservative Allocation Fund section.

Response: The Registrant has moved the disclosure.

Statement of Additional Information

10.	Comment: In the Pro Forma Financial Information section, new rule 6-11 of Regulation S-X requires narrative disclosure on whether (1) the acquisition will cause materials changes to the acquired fund’s investment portfolio from the applicable investments restriction and (2) there are any material differences between the accounting policies of the acquired fund and those of the combined fund. Please add disclosure on regarding these two items.

Response: The Registrant provided the disclosure and represents that the transaction will not result in material changes to either the investment portfolio or the applicable accounting policies.

If you have any further comments or questions about the responses, please contact me at (513) 629-9482 or bjhowell@strausstroy.com.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Strauss Troy Co., LPA